Mail Stop 4561

December 20, 2006

Renato Fassbind
Chief Financial Officer
Credit Suisse Group
Paradeplatz 8, P.O. Box 1, CH 8070
Zurich, Switzerland

   RE: **Credit Suisse Group**
     Form 20-F for Fiscal Year Ended December 31, 2005
     File No. 1-15244

Dear Mr. Fassbind,

  We have completed our review of your Form 20-F and have no further comments at this time.

       Sincerely,

       Paul Cline
       Senior Accountant